Exhibit 3(ii).2

Revised Article III, Section 11:

Section 11. Organization. The Chairman of the Board, and in his/her absence the Lead Director (if a Lead Director has been elected and is then serving and is present) or (if no Lead Director is then serving and is present) then the Vice-Chairman of the Board or the President, and in the absence of all of them, a Chairman pro tem, chosen by the directors present, shall preside at each meeting of the directors and shall act as Chairman thereof. The Secretary or an Assistant Secretary, and in the absence of the Secretary or any Assistant Secretary, a Secretary pro tem, chosen by the directors present, shall act as Secretary of all meetings of the directors.

New Article III, Section 17:

Section 17. Lead Director At any time that the Board Chairperson does not qualify as an “Independent Director” (as such term is defined in the Corporation’s Corporate Governance Guidelines and any additional independence criteria established by the Board of Directors, NASDAQ Stock Market Listing Rule 5605(a)(2), and Rule 10A-3 under the Securities Exchange Act of 1934, as amended), then the Company’s Independent Directors shall, by a majority vote at a meeting consisting solely of Independent Directors, annually elect one of the Independent Directors as Lead Director. Any such Lead Director shall serve in that capacity for a term of one year (and may be re-elected annually by a majority vote of the Independent Directors for one or more additional one-year terms), or until such earlier time as (i) he/she ceases to qualify as an Independent Director, or (ii) the Independent Directors appoint a different Independent Director as Lead Director. The Board shall make a determination of which of the Company’s Directors qualify as an Independent Director, such determination to be made at least annually, and on a more frequent basis if a new Director is elected or if there are changes in the circumstances of an existing Director that may affect his/her ability to continue to qualify as an Independent Director. The Lead Director shall have the following authority and responsibilities: (a) to preside at meetings of the full Board, if the Chairperson is not present; (b) to convene periodic meetings of Independent Directors (at which only Independent Directors are present) and preside over such meetings; (c) to approve agendas for Board meetings and information to be sent to the Board; (d) to approve schedules of Board meetings, to assure there is sufficient time to discuss all agenda items; (e) to serve as a liaison between the Independent Directors and the Chairperson; (f) to hold periodic meetings with the Chief Executive Officer and Chairperson to discuss matters of importance to the Independent Directors, act as the Independent Directors’ informal spokesperson, and help facilitate the Board’s oversight of management; (g) to serve as an advocate for the interests of the Company’s shareholders; (h) if requested by major shareholders of the Company, to ensure that he/she is available for consultation and direct communications; and (i) to coordinate the activities of the other Independent Directors and perform such other duties and responsibilities as a majority of the Independent Directors may specify from time to time.